SAUCY ASIAN #6010
PERIOD INCOME AND EXPENSE
Period: 5/1/2023 - 9/24/2023

		PERIOD-TO-DATE 04/17/2023 - 09/24/2023	
		AMT($)	(%)
	I N C O M E		
	SALES		
3010	FOOD SALES	529,229.35	97.61
3020	NA BEVERAGES SALES	10,168.25	1.88
	TOTAL FOOD & BEV SALES	**539,397.60**	**99.48**
	BAR SALES		
3170	BEER SALES	2,814.00	0.52
	TOTAL BAR SALES	**2,814.00**	**0.52**
	TOTAL SALES	**542,211.60**	**100.00**
	C O N T R O L L A B L E C O S T S		
	FOOD COST		
4010	PRODUCE	-19,912.71	3.76
4020	DAIRY	-2,527.10	0.48
4030	MEAT	-40,833.50	7.72
4040	SEAFOOD	-7,360.06	1.39
4050	DRY GOODS	-16,201.58	3.06
4099	PURCHASE DISCOUNTS	73.08	0.01
4080	NA BEVERAGES	-2,009.88	19.77
	TOTAL FOOD COST	**-88,771.75**	**16.46**
	POUR COST		
4320	BEER	-1,802.00	64.04
4330	WINE	-56.00	0.00
	TOTAL POUR COST	**-1,858.00**	**66.03**
	TOTAL COST OF SALES	**-90,629.75**	**16.71**

		PERIOD-TO-DATE 04/17/2023 - 09/24/2023	
		AMT($)	**(%)**
	L A B O R A N A L Y S I S		
	BACK OF THE HOUSE		
4430	PREP COOK	-9,640.38	1.82
4435	GRILL COOK	-23,368.41	4.42
4440	ASSEMBLER	-25,584.43	4.83
	B.O.H. TOTAL	**-58,593.22**	**11.07**
	FRONT OF THE HOUSE		
4405	SHIFT SUPERVISOR (HOURLY)	-1,864.09	0.34
4455	CASHIER	-8,448.12	1.56
	F.O.H. TOTAL	**-10,312.21**	**1.90**
	TOTAL OPERATIONAL PAYROLL	**-68,905.43**	**12.71**
	OTHER PAYROLL		
4400	MANAGER SALARIES	-22,758.11	4.20
4505	VACATION	-600.00	0.11
4510	PAYROLL EXPENSE OTHER	-0.82	0.00
4530	PAID TIME OFF	-306.00	0.06
	TOTAL OTHER PAYROLL	**-23,664.93**	**4.36**
	PAYROLL RELATED		
4540	PAYROLL TAX EXPENSE	-19,049.56	3.51
4548	DISABILITY INSURANCE EXP	80.16	0.01
4550	UNEMPLOYMENT TAX EXPENSE	-3,377.14	0.62
4560	GROUP INSURANCE-MEDICAL	-425.00	0.08
	TOTAL PAYROLL RELATED	**-22,771.54**	**4.20**
	TOTAL LABOR	**-115,341.90**	**21.27**
	GROSS PROFIT AFTER PRIME COSTS	**336,239.95**	**62.01**

F I X E D / S E M I - V A R I A B L E C O S T

		PERIOD-TO-DATE 04/17/2023 - 09/24/2023 AMT($)	(%)
	DIRECT OPERATING COST		
4575	APRONS & UNIFORMS	-543.36	0.10
4880	CHINA/GLASS/SILVERWARE	-134.31	0.02
4887	KITCHEN SUPPLIES	-1,770.32	0.33
4888	RESTAURANT SUPPLIES	-6,841.58	1.26
4890	JANITORIAL SUPPLIES	-904.93	0.17
4910	CONTRACT CLEANING	-8,400.00	1.55
4915	PEST CONTROL	0.00	0.00
4926	PRINTING EXPENSE	-148.80	0.03
4932	SOAPS & CHEMICALS	-181.85	0.03
4934	PAPER PRODUCTS	-13,144.18	2.42
4999	RETAIL TAX/FEES PAID	-871.63	0.16
5275	FUEL SURCHARGE	-85.00	0.02
5520	TRAVEL EXPENSES	-2,538.13	0.47
5540	MEALS	-1,857.30	0.34
5541	ENTERTAINMENT	-573.02	0.11
	TOTAL DIRECT OPERATING COST	**-37,994.41**	**7.01**
	ADVERTISING/PROMOTIONS		
5000	DOORDASH	-80,599.93	14.87
5001	UBEREATS	-28,810.31	5.31
5002	GRUBHUB	-5,481.30	1.01
5004	CHOWNOW	-1,998.42	0.37
5005	ALLSET	-91.60	0.02
5006	FORKABLE	22,456.65	4.14
5007	DOSHI BOX	-1,171.62	0.22
5008	EZ CATERING	-464.50	0.09
5104	MARKETPLACE FACILITATOR T	6,809.34	1.26
5010	ADVERTISING	-490.28	0.09
5025	G/C COMP	-315.00	0.06
5030	MANAGER REPAIR	-84.90	0.02
5031	MANAGER REPAIR 100%	-96.31	0.02
5032	VIP/PROMO	-174.49	0.03
	TOTAL ADVERTISING/PROMO'S	**-90,512.67**	**16.69**
	GENERAL & ADMINISTRATIVE		

SAUCY ASIAN #6010
PERIOD INCOME AND EXPENSE
Period: 5/1/2023 - 9/24/2023

		PERIOD-TO-DATE 04/17/2023 - 09/24/2023	
		AMT($)	**(%)**
5075	CC PROCESSING FEE	-6,513.16	1.20
5080	DUES AND SUBSCRIPTIONS	-495.00	0.09
5100	GEN LIAB/PROP DAMAGE INS.	-9,988.20	1.84
5215	PROFESSIONAL FEES	-10,515.00	1.94
5220	LEGAL & ACCOUNTING FEES	-8,400.87	1.55
5225	PROTECTION/SECURITY	-1,545.00	0.28
5270	POSTAGE/DELIVERY	-180.45	0.03
5320	BAD DEBT EXPENSE	-114.83	0.02
5350	CASH SHORT (OVER)	463.92	0.09
5380	BANK FEES	-35.16	0.01
5460	LICENSES & TAXES	-11,577.78	2.14
	TOTAL GENERAL & ADMIN	**-48,901.53**	**9.02**
	MAINTENANCE COST		
5700	REPAIR/MAINT. EQUIPMENT	-1,523.98	0.28
5701	REPAIR/MAINT. RESTAURANT	-66.80	0.01
5710	COMPUTER/POS MAINT.	-1,536.14	0.28
	TOTAL MAINTENANCE COST	**-3,126.92**	**0.58**
	OCCUPANCY		
5410	PARKING-EMPLOYEES	-59.75	0.01
5491	CELL PHONE	-983.59	0.18
5500	TRASH REMOVAL	-2,670.30	0.49
5920	RENT	-24,375.00	4.50
5930	WATER & SEWER	-2,764.27	0.51
5935	CABLE TV	-933.00	0.17
5940	UTILITIES - GAS/ELECTRIC	-5,593.83	1.03
	TOTAL OCCUPANCY	**-37,379.74**	**6.89**
	TOTAL FIXED/SEMI-VARIABLE	**-217,915.27**	**40.19**
	OPERATING NET INCOME OR (LOSS)	**118,324.68**	**21.82**
	N O N - O P E R A T I N G		
	OTHER INCOME		
3085	SERVICE CHARGE INCOME	2,575.79	0.48

		PERIOD-TO-DATE 04/17/2023 - 09/24/2023	
		AMT($)	**(%)**
	TOTAL OTHER INCOME	**2,575.79**	**0.48**
	OTHER EXPENSES		
5120	INTEREST EXPENSE	-2,566.59	0.47
5970	OWNERS SALARIES	-78,810.00	14.53
8356	PPP SANITATION/SAFETY	-16.68	0.00
	TOTAL OTHER EXPENSES	**-81,393.27**	**15.01**
	NET PROFIT OR (LOSS)	**39,507.20**	**7.29**

SAUCY ASIAN #6010
BALANCE SHEET
AS OF 9/24/2023

A S S E T S

	CURRENT ASSETS:	
1030	HOUSE BANK	474.21
1100	CASH OPERATING ACCOUNT	43,476.32
1200	TOAST TAKE OUT REWARD	20.00
	TOTAL CURRENT ASSETS:	**43,970.53**
	PROPERTY & EQUIPMENT:	
1445	ASSET KITCHEN EQUIPMENT	0.00
	TOTAL PROPERTY & EQUIPMENT:	**0.00**
	OTHER ASSETS:	
1800	DUE TO FROM BAY STREET	26,000.00
	TOTAL OTHER ASSETS:	**26,000.00**
	TOTAL ASSETS:	**69,970.53**

L I A B I L I T I E S &
O W N E R S E Q U I T Y

	CURRENT LIABILITIES:	
2020	ACCOUNTS PAYABLE	840.00
2030	ACCOUNTS PAYABLE PRIOR	0.00
2051	TOAST FUTURE ORDER	-182.65
2060	GIFT CERTIFICATES PAYABLE	75.59
2085	CREDIT CARD TIP PAYABLE	-301.81
2090	ROTH IRA PAYABLE	188.28
2100	FICA/FWT PAYABLE	4,727.97
2120	STATE WITHHOLDING PAYABLE	638.00
2140	FEDERAL UNEMPLOYMENT PAY.	205.12
2150	STATE UNEMPLOYMENT PAY.	1,196.46
2170	STATE DISABILITY PAYABLE	174.63
2200	SALES TAX PAYABLE	-1,370.28
2250	ACCRUED PAYROLL PAYABLE	7,506.48
2300	VISA PAYABLE	-53,137.71
	TOTAL CURRENT LIABILITIES	**-39,439.92**
	LONG TERM DEBT:	
2610	N/P SHINN	26,254.00
2620	N/P ORIGINAL SBA LOAN	-2,497.41
	TOTAL LONG TERM DEBT:	**23,756.59**

	TOTAL LIABILITIES:	**-15,683.33**
	PARTNERS EQUITY:	
2912	ANDREW EQUITY	16,825.93
2913	ANDREW DRAW	-5,326.95
	Cur Year Net Profit (Loss)	39,507.20
	TOTAL PARTNERS EQUITY:	**51,006.18**
	TOTAL LIABILITIES & EQUITY:	**35,322.85**

RASI
RESTAURANT ACCOUNTING SERVICES INC

SAUCY ASIAN #6010
CASH FLOW STATEMENT
Period: 5/1/2023 - 9/24/2023

		CURRENT-PERIOD 05/01/2023 - 09/24/2023
	CASH BEGINNING BALANCE	**1,281.60**
	CASH FLOW FROM OPERATING ACTIVITY	
	Cur Year Net Profit (Loss)	40,047.20
	NON-CASH ITEMS INCLUDED IN NET INCOME (LOSS)	
	(INCREASE) DECREASE IN ASSETS	
1200	TOAST TAKE OUT REWARD	-20.00
	INCREASE (DECREASE) IN LIABILITIES	
2020	ACCOUNTS PAYABLE	840.00
2051	TOAST FUTURE ORDER	-182.65
2060	GIFT CERTIFICATES PAYABLE	75.59
2085	CREDIT CARD TIP PAYABLE	-301.81
2090	ROTH IRA PAYABLE	188.28
2100	FICA/FWT PAYABLE	4,727.97
2120	STATE WITHHOLDING PAYABLE	638.00
2140	FEDERAL UNEMPLOYMENT PAY.	205.12
2150	STATE UNEMPLOYMENT PAY.	1,196.46
2170	STATE DISABILITY PAYABLE	174.63
2200	SALES TAX PAYABLE	-1,370.28
2250	ACCRUED PAYROLL PAYABLE	7,506.48
2300	VISA PAYABLE	-52,859.31
	NET CASH PROVIDED BY OA	**865.68**
	CASH FLOW FROM INVESTING ACTIVITY	
1800	DUE TO FROM BAY STREET	-26,000.00
	NET CASH PROVIDED BY IA	**-26,000.00**

CASH FLOW FROM FINANCING ACTIVITY

2610	N/P SHINN	26,254.00
2620	N/P ORIGINAL SBA LOAN	-2,497.41
2912	ANDREW EQUITY	14,725.93
2913	ANDREW DRAW	-5,326.95
	NET CASH PROVIDED BY FA	**33,155.57**
	INCREASE (DECREASE) IN CASH	**8,021.25**
	ENDING CASH BALANCE	**9,302.85**